VSUS TECHNOLOGIES, INC.

18565 Soledad Canyon Road #153• Canyon Country, CA 91351• Phone: 310-309-9080 • Fax: 866-233-0453

Date: March 20, 2012

SEC Correspondence

Dear SEC Correspondence:

The Company acknowledges:

- The company is responsible for the adequacy and accuracy of the disclosure in this filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The company may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Sincerely,

Kyle Gotshalk
CEO/Director